Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 13e-4(c) and 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab lnc.

Subject Company: Ecolab lnc.

SEC File No.: 001-09328

[ChampionX Communications Letterhead]

Our focus and strength is what our customers need now

To: Global ChampionX associates
Date: March 13, 2020

ChampionX team:

I wanted to share an update as we all process the current global environment and the oil industry challenges caused by the effects of the global coronavirus outbreak and recent OPEC+ decisions impacting oil pricing.

The safety of you, your family and your loved ones is paramount. Please take extra precautions to ensure you are protecting yourself during this unprecedented time. Click here for Ecolab’s response to the outbreak and information and resources you can use to help combat further spread of the virus.

Over time, we have proven we have a resilient business and playbook. We have built on our lessons learned during the most recent downturn to address market realities like those we face today. The work we’ve done over the past two years to improve the health of our business – through efforts like Value Chain Optimization and Project Game Changer – puts us in an even better position to weather challenging times.

We are actively preparing for the challenges ahead with business and function leaders driving action plans with their teams including customer portfolio and action reviews, controls on discretionary spending and non-customer essential travel, as well as reviewing our hiring plans for pace and near-term business criticality.

In times like these, we are reminded of the things that make us unique – our great team and the valuable work our customers rely on us to do.

While this uncertainty creates tough times for our customers, the world still relies on them to meet global energy needs with 100 million barrels of oil per day, and our work is vital in supporting them.

When our customers must meet this demand at reduced hydrocarbon prices, they need the value we bring even more to help them produce safely, efficiently and effectively.

We must stay focused on doing our work safely and sustainably while helping our customers recognize the value we bring to their operations during this challenging time.

I know this environment creates many questions including questions about our upcoming merger with Apergy. As we prepare to embark on our “Better Together” journey, we will be combining two healthy companies with complementary offerings and the resources to help our customers succeed despite tough market circumstances. The work we are doing will continue and this market is a compelling reminder of why we will be stronger and Better Together:

•	Together we will represent teams with families, communities and customers who depend on each of us, so safety is more important now than ever;
•	Together we will have more certainty because more than 80% of our combined business will be focused on enhancing our customers’ production, which remains a critical need every day;
•	Together we will bring unique and critical skill sets by combining applied chemical technologies, artificial lift expertise and critical drilling and completions technologies with powerful opportunities for combined, valuable insights;
•	Together we will be a healthier company with a scale unique amongst our peers, which will enable our people to share their expertise every day in the oilfield;
•	Together we will have deep experience in navigating challenging times like these, and we will have the best One Team in the business to guide us through.

I am reminded now of the strength and resilience of our teams and ask that each of you stay focused on working safely and delivering the important value that our customers need from us right now.

Best regards,

Deric Bryant, EVP and President, ChampionX

Cautionary Notes on Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, ChampionX filed a registration statement on Form S-4/S-1 containing a prospectus and Apergy filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) and a preliminary proxy statement on Schedule 14A with the SEC. Each of ChampionX and Apergy expect to file amendments to these filings before they become effective. Ecolab expects to file with the SEC a Schedule TO in connection with the proposed transaction. Investors and security holders are urged to read the registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and any amendments to these filings as well as any other relevant documents to be filed with the SEC when they become available because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transaction. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019 and its preliminary proxy statement relating to the proposed transaction filed with the SEC on February 12, 2020.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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